Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2024

This management’s discussion and analysis of financial condition and results of operations (“MD&A”) of Obsidian Energy Ltd. (“Obsidian Energy”, the “Company”, “we”, “us”, “our”) should be read in conjunction with the Company's unaudited interim condensed consolidated financial statements for the three months ended March 31, 2024 and the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2023. The date of this MD&A is May 1, 2024. All dollar amounts contained in this MD&A are expressed in millions of Canadian dollars unless noted otherwise.

Throughout this MD&A and in other materials disclosed by the Company, we adhere to generally accepted accounting principles ("GAAP"), however the Company also employs certain non-GAAP measures to analyze financial performance, financial position, and cash flow, including funds flow from operations, netback, sales, gross revenues, net operating costs, net debt and free cash flow. Additionally, other financial measures are also used to analyze performance. These non-GAAP and other financial measures do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to similar measures provided by other issuers. The non-GAAP and other financial measures should not be considered to be more meaningful than GAAP measures which are determined in accordance with IFRS, such as net income and cash flow from operating activities, as indicators of our performance.

This MD&A also contains oil and natural gas information and forward-looking statements. Please see the Company's disclosure under the headings "Non-GAAP and Other Financial Measures", "Oil and Natural Gas Information", and "Forward-Looking Statements" included at the end of this MD&A.

Quarterly Financial Summary

(millions, except per share and production amounts) (unaudited)

	Mar. 31	Dec. 31	Sep. 30	Jun. 30	Mar. 31	Dec. 31	Sep. 30	Jun. 30
Three months ended	2024	2023	2023	2023	2023	2022	2022	2022
Production revenues	$177.3	$173.3	$200.4	$166.0	$180.9	$206.5	$210.6	$276.5
Cash flow from operating activities	58.7	117.7	95.3	67.1	72.6	126.5	121.4	125.0
Basic per share (1)	0.76	1.49	1.18	0.82	0.89	1.54	1.48	1.52
Diluted per share (1)	0.73	1.44	1.15	0.79	0.87	1.50	1.44	1.48
Funds flow from operations (2)	84.4	97.0	98.9	87.4	94.3	110.5	104.6	157.0
Basic per share (3)	1.09	1.23	1.22	1.07	1.15	1.34	1.27	1.91
Diluted per share (3)	1.05	1.18	1.19	1.03	1.12	1.31	1.24	1.86
Net income	11.9	34.3	24.8	18.4	30.5	631.7	40.7	113.9
Basic per share	0.15	0.44	0.31	0.22	0.37	7.69	0.50	1.39
Diluted per share	$0.15	$0.42	$0.30	$0.22	$0.36	$7.47	$0.48	$1.35
Production
Light oil (bbl/d)	13,079	12,176	12,452	12,512	12,809	12,105	11,062	12,261
Heavy oil (bbl/d)	6,748	5,851	6,260	5,356	6,241	5,983	5,854	6,174
NGLs (bbl/d)	2,783	2,614	2,708	2,432	2,678	2,520	2,379	2,406
Natural gas (mmcf/d)	70	68	69	64	69	67	64	64
Total (boe/d)(4)	34,238	31,974	32,937	31,042	33,153	31,742	29,985	31,575

(1)
Supplementary financial measure. See "Non-GAAP and Other Financial Measures".
(2)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".
(3)
Non-GAAP financial ratio. See "Non-GAAP and Other Financial Measures".
(4)
Disclosure of production on a per boe basis in this MD&A consists of the constituent product types and their respective quantities. See also "Supplemental Production Disclosure" and "Oil and Natural Gas Information".

OBSIDIAN ENERGY FIRST QUARTER 2024	MANAGEMENT’S DISCUSSION AND ANALYSIS 1

Cash flow from Operating Activities, Funds Flow from Operations and Free Cash Flow

	Three months ended March 31
(millions, except per share amounts)	2024	2023
Cash flow from operating activities	$58.7	$72.6
Change in non-cash working capital	13.4	6.6
Decommissioning expenditures	10.1	8.7
Onerous office lease settlements	2.3	2.3
Settlement of restricted share units	-	4.6
Deferred financing costs	(0.6)	(0.5)
Other expenses (1)	0.5	-
Funds flow from operations (2)	84.4	94.3
Capital expenditures	(114.3)	(107.1)
Decommissioning expenditures	(10.1)	(8.7)
Free Cash Flow (2)	$(40.0)	$(21.5)

Per share – funds flow from operations (3)
Basic per share	$1.09	$1.15
Diluted per share	$1.05	$1.12

(1)
Excludes the non-cash portion of other expenses.
(2)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".
(3)
Non-GAAP financial ratio. See "Non-GAAP and Other Financial Measures".

Cash flow from operating activities and funds flow from operations decreased in Q1 2024 from Q1 2023 primarily due to lower production revenues, as a result of lower natural gas prices, in addition to higher transportation costs as we continue to increase development and production in our Peace River area as part of our 2024-26 growth plan.

Additionally, in Q1 2024, both cash flow from operating activities and funds flow from operations were impacted by higher share-based compensation charges related to our cash settled share-based incentive plans This expense was primarily due to the increase in the Company's share price and resultant mark-to-market charge (March 31, 2024 share price of $11.18 per share on the Toronto Stock Exchange compared to $8.99 per share at December 31, 2023). Settlement of the units or awards only occurs when they vest.

Business Strategy

In 2023, the Company announced a 2024-2026 growth plan with production expected to exceed 50,000 boe/d in 2026. The increase is expected to be driven primarily by the development of our Peace River assets, which are forecasted to more than triple production to 24,000 boe/d in 2026.

Our strategy for the three-year corporate growth plan is to maintain production levels in our light oil assets (Willesden Green and Pembina (Cardium) and Viking) and use the significant free cash flow expected to be generated from these assets to fund growth in our heavy oil business at Peace River until it becomes self-sustaining which, subject to commodity prices, is anticipated to be by 2026. Our plan anticipates continued development in both the Bluesky and Clearwater heavy oil formations, with Bluesky production providing the majority of the growth given the significant inventory adjacent to existing fields and our new Walrus development area.

The three-year plan allows the Company to focus on growing Peace River production and per share metrics, with potential options to return capital to shareholders and/or further reduce debt levels. In 2023, we began our share buyback program under our normal course issuer bid (“NCIB”) and continued to be active in Q1 2024. We have re-purchased and cancelled a total of approximately 6.1 million common shares for total consideration of approximately $57.8 million from the inception of the NCIB in 2023 to the end of Q1 2024. Purchases under the NCIB are subject to having $65 million of liquidity and complying with the terms of our current credit facilities.

OBSIDIAN ENERGY FIRST QUARTER 2024	MANAGEMENT’S DISCUSSION AND ANALYSIS 2

The Company continues to focus on our Environmental, Social & Governance ("ESG") initiatives and progressed our environmental remediation efforts during Q1 2024 by abandoning and reclaiming inactive fields. Currently, we anticipate spending between $23 - $24 million on our decommissioning expenditures in 2024. In the coming years, the Company will continue to focus on abandoning and reclaiming inactive fields across our portfolio while making a positive difference to the environment and communities where we live and work.

Business Environment

The following table outlines quarterly averages for benchmark prices and Obsidian Energy’s realized prices for the previous eight quarters.

	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022
Benchmark prices
WTI oil ($US/bbl)	$76.96	$78.32	$82.26	$73.78	$76.13	$82.65	$91.55	$108.41
Edm mixed sweet par price (CAD$/bbl)	92.21	99.46	107.89	95.12	99.06	110.03	116.88	137.76
Western Canada Select (CAD$/bbl)	77.80	76.76	93.07	78.89	69.44	77.38	93.62	122.06
NYMEX Henry Hub ($US/mmbtu)	2.24	2.88	2.55	2.10	3.42	6.26	8.20	7.17
AECO 5A Index (CAD$/mcf)	2.50	2.30	2.60	2.45	3.22	5.11	4.16	7.24
Foreign exchange rate ($US/CAD$)	1.35	1.36	1.34	1.34	1.35	1.35	1.31	1.28

Benchmark differentials
WTI - Edm Light Sweet ($US/bbl)	(8.65)	(5.19)	(1.86)	(2.96)	(2.86)	(1.61)	(2.05)	(0.50)
WTI - Western Canadian Select Heavy ($US/bbl)	(19.33)	(21.88)	(12.89)	(15.04)	(24.77)	(25.66)	(19.86)	(12.80)

Average sales price (1) (2)
Light oil (CAD$/bbl)	94.82	100.38	109.56	96.92	101.51	110.45	118.66	139.88
Heavy oil (CAD$/bbl)	60.39	58.53	80.14	61.63	44.98	62.19	81.78	106.18
NGLs (CAD$/bbl)	50.43	55.65	49.71	50.45	59.37	64.33	69.12	82.93
Total liquids (CAD$/bbl)	79.08	82.85	93.40	82.04	80.08	90.80	101.36	123.32
Natural gas (CAD$/mcf)	$2.38	$2.63	$2.65	$2.56	$4.06	$5.66	$5.31	$7.38

(1)
Excludes the impact of realized hedging gains or losses.
(2)
Supplementary financial measures. See "Non-GAAP and Other Financial Measures".

Oil

WTI prices averaged US$76.96 per bbl during Q1 2024, with WTI prices below US$75.00 per bbl in January before increasing throughout the quarter to over US$80.00 per bbl in March. The increase in pricing was mainly due to escalating geopolitical tensions in the Middle East and OPEC+ maintaining supply restrictions.

In Q1 2024, WCS differentials remained wide, averaging US$19.33 per bbl for the quarter, due to increasing inventories in Canada and uncertainty around the completion timing of the TMX expansion. MSW differentials averaged US$8.65 per bbl for Q1 2024 and were also wider then recent quarters with continued apportionment on the Enbridge mainline.

The Company currently has the following oil hedging contracts in place on a weighted average basis:

Type	Volume (bbls/d)	Remaining Term	Price ($/bbl)
WCS Differential	750	April 2024 - June 2024	(18.80)
WTI Swap	5,709	April 2024	112.70
WTI Collar	2,625	April 2024	110.10 - 116.99
WTI Collar	750	May 2024	112.30 - 118.38
WTI Swap	1,000	May 2024	113.72

OBSIDIAN ENERGY FIRST QUARTER 2024	MANAGEMENT’S DISCUSSION AND ANALYSIS 3

Natural Gas

In Q1 2024, both NYMEX and AECO prices remained weak due to supply growth along with the impact of mild temperatures in North America during the winter which contributed to increased inventory levels. The average NYMEX Futures price for Q1 2024 was US$2.24 per mmbtu, and in Alberta, AECO 5A prices averaged $2.50 per mcf. A brief cold snap in January was a significant contributing factor to the average price, with AECO 5A reaching close to $4.00 per mcf compared to below $2.00 per mcf in both February and March.

The Company currently has the following natural gas hedging contracts in place on a weighted average basis:

Type	Volume (mcf/d)	Remaining Term	Price ($/mcf)
AECO Swap	43,365	April 2024 - October 2024	2.52
AECO Swap	14,929	November 2024 - March 2025	3.74
AECO Collar	4,976	November 2024 - March 2025	3.43 - 4.11

RESULTS OF OPERATIONS

Average Sales Prices (1)

	Three months ended March 31
	2024	2023	% change
Light oil (per bbl)	$94.82	$101.51	(7)
Heavy oil (per bbl)	60.39	44.98	34
NGL (per bbl)	50.43	59.37	(15)
Total liquids (per bbl)	79.08	80.08	(1)
Realized risk management loss (per bbl)	(0.02)	-	N/A
Total liquids, net (per bbl)	79.06	80.08	(1)

Natural gas (per mcf)	2.38	4.06	(41)
Realized risk management gain (per mcf)	0.61	0.43	42
Natural gas net (per mcf)	2.99	4.49	(33)

Weighted average (per boe)	57.07	60.89	(6)
Realized risk management gain (per boe)	1.24	0.88	41
Weighted average net (per boe)	$58.31	$61.77	(6)

(1)
Supplementary financial measures. See "Non-GAAP and Other Financial Measures".

Production

	Three months ended March 31
Daily production	2024	2023	% change
Light oil (bbl/d)	13,079	12,809	2
Heavy oil (bbl/d)	6,748	6,241	8
NGL (bbl/d)	2,783	2,678	4
Natural gas (mmcf/d)	70	69	1
Total production (boe/d)	34,238	33,153	3

In Q1 2024, production levels increased compared to Q1 2023 due to the Company's continued development program and strong drilling results. Q1 2024 production was temporarily impacted by extreme cold weather in January but restored production and new well activity increased production to our highest level since 2017. During Q1 2024, 18 wells (12.7 net) were brought on production, through operated and non-operated activities, across our Peace River, Cardium and Viking areas.

OBSIDIAN ENERGY FIRST QUARTER 2024	MANAGEMENT’S DISCUSSION AND ANALYSIS 4

Average production within the Company’s key development areas and within the Company’s Legacy asset area was as follows:

	Three months ended March 31
Daily production (boe/d) (1)	2024	2023	% change
Cardium	24,058	24,496	(2)
Peace River	7,287	6,885	6
Viking	2,505	1,267	98
Legacy	388	505	(23)
Total	34,238	33,153	3

(1)
Refer to “Supplemental Production Disclosure” for details by product type.

Netbacks

	Three months ended March 31
(per boe)	2024	2023
Netback:
Sales price (1)	$57.07	$60.89
Risk management gain (2)	1.24	0.88
Royalties	(7.05)	(8.40)
Transportation	(3.95)	(3.25)
Net operating costs (3)	(13.91)	(14.57)
Netback (3)	$33.40	$35.55

	(boe/d)	(boe/d)
Production	34,238	33,153

(1)
Includes the impact of commodities purchased and sold to/from third parties of $0.5 million (2023 – $0.8 million). See "Production Revenue" below for a reconciliation of "Sales" to "Production revenues".
(2)
Realized risk management gains on commodity contracts.
(3)
Non-GAAP financial ratios. See "Non-GAAP and Other Financial Measures".

The Company's netback decreased in Q1 2024 from the comparable period primarily due to lower realized commodity prices. This was partially offset by decreased royalties due to lower commodity prices and realized risk management gains on our natural gas risk management contracts in Q1 2024.

	Three months ended March 31
(millions)	2024	2023
Netback:
Sales (1) (2)	$177.8	$181.7
Risk management gain (3)	3.8	2.6
Royalties	(22.0)	(25.1)
Transportation	(12.3)	(9.7)
Net operating costs (2)	(43.2)	(43.5)
Netback (2)	$104.1	$106.0

(1)
Includes the impact of commodities purchased and sold to/from third parties of $0.5 million (2023 – $0.8 million) for the first quarter of 2024.
(2)
Non-GAAP financial measures. See "Non-GAAP and Other Financial Measures".
(3)
Realized risk management gains on commodity contracts.

OBSIDIAN ENERGY FIRST QUARTER 2024	MANAGEMENT’S DISCUSSION AND ANALYSIS 5

Production Revenues

A reconciliation from production revenues to gross revenues is as follows:

	Three months ended March 31
(millions)	2024	2023
Production revenues	$177.3	$180.9
Sales of commodities purchased from third parties	3.8	5.4
Less: Commodities purchased from third parties	(3.3)	(4.6)
Sales (1)	177.8	181.7
Realized risk management gain (2)	3.8	2.6
Gross revenues (1)	$181.6	$184.3

(1)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".
(2)
Relates to realized risk management gains and losses on commodity contracts.

The Company's production revenues and gross revenues were lower in Q1 2024 compared to Q1 2023, mainly due to lower commodity prices. This was partially offset by higher production volumes from our active development program, and greater realized risk management gains in Q1 2024 compared to Q1 2023.

Change in Gross Revenues (1)

(millions)
Gross revenues – January 1 – March 31, 2023	$184.3
Increase in liquids production	7.0
Decrease in liquids prices	(0.9)
Increase in natural gas production	0.7
Decrease in natural gas prices	(10.7)
Increase in realized natural gas risk management gain	1.2
Gross revenues – January 1 – March 31, 2024 (2)	$181.6

(1)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".
(2)
Excludes processing fees and other income.

Royalties

	Three months ended March 31
	2024	2023
Royalties (millions)	$22.0	$25.1
Average royalty rate (1)	12%	14%

(1)
Excludes effects of risk management activities and other income.

For Q1 2024, both absolute royalties and the average royalty rate decreased from Q1 2023 largely due to lower commodity prices and new production in the lower rate pre-payout royalty phase.

Expenses

	Three months ended March 31
(millions)	2024	2023
Net operating (1)	$43.2	$43.5
Transportation	12.3	9.7
Financing	12.0	11.7
Share-based compensation	$9.0	$2.2

(1)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".

OBSIDIAN ENERGY FIRST QUARTER 2024	MANAGEMENT’S DISCUSSION AND ANALYSIS 6

Operating

A reconciliation of operating costs to net operating costs is as follows:

	Three months ended March 31
(millions)	2024	2023
Operating costs	$49.3	$49.0
Less processing fees	(3.9)	(3.6)
Less road use recoveries	(2.1)	(1.9)
Less realized power risk management gain	(0.1)	-
Net operating costs (1)	$43.2	$43.5

(1)
Non-GAAP financial measure. See “Non-GAAP and Other Financial Measures”.

Operating costs have decreased compared to Q1 2023 mainly due to lower power costs and trucking costs, which was partially offset by increased costs due to our higher production base.

The Company had previously entered into power hedging contracts for 2024 to help minimize our exposure to power pricing volatility and their impact on net operating costs. In Q1 2024, the Company recorded a $0.1 million realized power risk management gain.

Transportation

The Company continues to utilize multiple sales points in the Peace River area to increase realized prices. New wells drilled in the Peace River area over the past year resulted in higher production and thus higher transportation costs in Q1 2024 compared to Q1 2023.

Financing

Financing expense consists of the following:

	Three months ended March 31
(millions)	2024	2023
Interest	$6.7	$6.3
Accretion on decommissioning liability	4.2	4.4
Accretion on office lease provision	0.2	0.3
Accretion on discount of senior unsecured notes	0.1	0.1
Accretion on lease liabilities	0.1	0.1
Loss on repurchased senior unsecured notes	0.1	-
Deferred financing costs	0.6	0.5
Financing	$12.0	$11.7

Obsidian Energy’s debt structure includes short-term borrowings under our syndicated credit facility and term financing through our senior unsecured notes. Interest charges were relatively unchanged in Q1 2024 compared to Q1 2023.

The Company has a reserve-based syndicated credit facility which is subject to a semi-annual borrowing base redetermination. The aggregate amount available under the syndicated credit facility is $260.0 million which was increased subsequent to March 31, 2024, previously $240.0 million, as part of our semi-annual borrowing base redetermination (typically completed in May and November of each year). At that time, the revolving period and maturity dates under the syndicated credit facility were extended to May 31, 2025 and May 31, 2026, respectively.

At March 31, 2024, the Company had senior unsecured notes outstanding totaling $114.2 million which mature on July 27, 2027. During Q1 2024, the Company re-purchased for cancellation $1.2 million principal amount of senior unsecured notes on the open market at an average price of $1,016 per $1,000 principal amount, in addition to the Repurchase Offer outlined below. The senior unsecured notes were initially issued at a price of $980 per $1,000 principal amount resulting in aggregate gross proceeds of $125.0 million and at an interest rate of 11.95 percent.

OBSIDIAN ENERGY FIRST QUARTER 2024	MANAGEMENT’S DISCUSSION AND ANALYSIS 7

The senior unsecured notes are direct senior unsecured obligations of Obsidian Energy ranking equal with all other present and future senior unsecured indebtedness of the Company.

As part of the terms of the senior unsecured notes, the Company is required, in certain circumstances, to make a repurchase offer at a price of $1,030 per $1,000 principal amount to an aggregate amount, including market purchases, of $63.8 million (the "Repurchase Offer"), based on free cash flow for the six months ended June 30 (typically offered in August) and based on free cash flow for the six months ended December 31 (typically offered in March). Minimum available liquidity thresholds and projected leverage ratios under the Company's syndicated credit facilities are also required to be met in order to proceed with a Repurchase Offer. The Company completed a Repurchase Offer for $2.0 million principal amount of senior unsecured notes in March 2024.

At March 31, 2024, letters of credit totaling $4.9 million were outstanding (December 31, 2023 – $4.9 million) that reduce the amount otherwise available to be drawn on our syndicated credit facility.

Share-Based Compensation

Share-based compensation expense relates to options ("Options") granted under the Company's Stock Option Plan (the “Option Plan”), restricted shares units (“RSUs") granted under the Restricted and Performance Share Unit Plan (“RPSU plan”), restricted awards granted under the Non-Treasury Incentive Award Plan (“NTIP”), deferred share units ("DSUs") granted under the Deferred Share Unit Plan (“DSU plan”) and performance share units (“PSUs”) granted under the RPSU plan.

Share-based compensation expense consisted of the following:

	Three months ended March 31
(millions)	2024	2023
DSUs	$4.4	$(0.7)
PSUs	1.6	0.4
NTIP	0.9	0.4
Cash settled share-based incentive plans	$6.9	$0.1

RSUs	$1.7	$1.8
Options	0.4	0.3
Equity settled share-based incentive plans	2.1	2.1
Share-based compensation	$9.0	$2.2

The change in share price at the balance sheet date results in a mark-to-market valuation which is used to calculate the PSU, DSU and NTIP future obligations. The increase in the Company's share price from $8.99 per share at December 31, 2023 to $11.18 per share at March 31, 2024 primarily drove the increase in share-based compensation.

General and Administrative Expenses ("G&A")

	Three months ended March 31
(millions, except per boe amounts)	2024	2023
Gross	$10.6	$9.4
Per boe (1)	3.41	3.14
Net (2)	5.5	4.8
Per boe (1)	$1.77	$1.60

(1)
Supplementary financial measure. See “Non-GAAP and Other Financial Measures”.
(2)
Net G&A includes the impact of overhead recoveries and capitalized G&A.

The Company increased staffing levels in 2024 to align with our higher activity level and expanded capital program under our three-year growth plan which has contributed to higher absolute G&A costs in Q1 2024 compared to Q1 2023.

OBSIDIAN ENERGY FIRST QUARTER 2024	MANAGEMENT’S DISCUSSION AND ANALYSIS 8

The higher production levels partially offset the higher per boe G&A metrics in Q1 2024 compared to Q1 2023.

Depletion, Depreciation and Impairment

	Three months ended March 31
(millions)	2024	2023
Depletion and depreciation (“D&D”)	$55.0	$51.6

PP&E Impairment	$0.9	$0.1

The Company’s D&D expense increased in Q1 2024 from Q1 2023, primarily due to higher production levels.

In the first quarter of 2024, we recorded a $0.9 million (2023 - $0.1 million) impairment in our Legacy cash generating unit ("CGU") due to decommissioning spending in the area. The Legacy CGU has no recoverable amount, as such changes in our decommissioning liability are expensed each period.

Taxes

	Three months ended March 31
(millions)	2024	2023
Deferred income tax expense	$4.3	$9.7

The Company recognized a deferred tax asset, as we expect to have sufficient taxable profits in future years in order to fully utilize the remaining deferred tax asset balance. The deferred income tax expense was due to the Company's net income and resultant reduction of our deferred income tax asset.

Net Income

	Three months ended March 31
(millions, except per share amounts)	2024	2023
Net income	$11.9	$30.5
Basic per share	0.15	0.37
Diluted per share	$0.15	$0.36

In Q1 2024, net income was the result of the Company's increased production levels and positive operating results. This was partially offset by our higher depletion and share-based compensation expense as well as lower production revenues due to lower commodity prices when compared to Q1 2023.

In Q1 2023, net income was the result of the Company's production and strong netback.

Capital Expenditures

	Three months ended March 31
(millions)	2024	2023
Drilling and completions	$91.3	$76.7
Well equipping and facilities	22.7	28.1
Land and geological/geophysical	-	1.9
Corporate	0.3	0.4
Capital expenditures	$114.3	$107.1

In Q1 2024, the Company began our active first half 2024 development program with rigs running in our Peace River and Cardium plays. During Q1 2024, 18 (12.7 net) wells were brought on production, including operated and non-operated activities, which included 15 (9.7 net) wells in the Cardium and 3 (3.0 net) wells in Peace River.

OBSIDIAN ENERGY FIRST QUARTER 2024	MANAGEMENT’S DISCUSSION AND ANALYSIS 9

Drilling

	Three months ended March 31
	2024		2023
(number of wells)	Gross	Net	Gross	Net
Oil	26	21	32	27
Gas	4	1	-	-
Injectors, stratigraphic and service	6	5	5	4
Total	36	27	37	31

The Company drilled 25 (24.4 net) operated wells during Q1 2024. In addition, the Company had non-operated working interests in 11 (3.1 net) wells that were drilled by various partners during the period.

Environmental and Climate Change

The oil and natural gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government. Environmental legislation includes, but is not limited to, operational controls, site rehabilitation requirements and restrictions on emissions of various substances produced in association with oil and natural gas operations. Compliance with such legislation is expected to require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate and under certain assumptions, become material.

Obsidian Energy is dedicated to our ESG initiatives to manage the environmental impact from our operations through our environmental programs which include resource conservation, water management and site abandonment/ reclamation/ remediation. Operations are monitored to minimize our environmental impact and allocate sufficient capital to reclamation and other activities to mitigate the impact on the areas in which the Company operates. The Company follows the Alberta Energy Regulator guidance under Directive 088 where a minimum amount of spending is required to abandon inactive sites.

The Company received Alberta Site Rehabilitation Program ("ASRP") grants and allocations of $30.2 million on a gross basis to the end of 2022 when the ASRP ended, a portion of which was received in allocation eligibility as an Alberta Area Based Closure program participant. Total grant support was determined once all project costs were finalized in 2023. These awards allowed the Company to expand our abandonment activities for wells, pipelines, facilities, and related site reclamation and thus reduced our decommissioning liability.

OBSIDIAN ENERGY FIRST QUARTER 2024	MANAGEMENT’S DISCUSSION AND ANALYSIS 10

Liquidity and Capital Resources

Net Debt

Net debt is the total of long-term debt and working capital deficiency as follows:

	As at
(millions)	March 31, 2024	December 31, 2023
Long-term debt
Syndicated credit facility	$167.5	$107.5
Senior unsecured notes	114.2	117.4
Unamortized discount of senior unsecured notes	(1.5)	(1.6)
Deferred financing costs	(2.6)	(3.3)
Total	277.6	220.0

Working capital deficiency
Cash	(0.3)	(0.5)
Accounts receivable	(83.2)	(70.0)
Prepaid expenses and other	(14.3)	(12.8)
Accounts payable and accrued liabilities	206.5	193.5
Total	108.7	110.2

Net debt (1)	$386.3	$330.2

(1)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".

Net debt increased compared to December 31, 2023, as a result of higher drawings under our syndicated credit facility due to our active development program. The majority of our wells from our Q1 2024 development program will come on production during Q2 2024.

Liquidity

The Company currently has a reserve-based syndicated credit facility with a borrowing limit of $260.0 million and $114.2 million senior unsecured notes due in 2027. For further details on the Company’s debt instruments please refer to the “Financing” section of this MD&A.

The Company actively manages our debt portfolio and considers opportunities to reduce or diversify our debt capital structure. Management contemplates both operating and financial risks and takes action as appropriate to limit the Company’s exposure to certain risks. Management maintains close relationships with the Company’s lenders and agents to monitor credit market developments. These actions and plans aim to increase the likelihood of maintaining the Company’s financial flexibility and an appropriate capital program, supporting the Company’s ongoing operations and ability to execute longer-term business strategies.

OBSIDIAN ENERGY FIRST QUARTER 2024	MANAGEMENT’S DISCUSSION AND ANALYSIS 11

Financial Instruments

Obsidian Energy had the following financial instruments outstanding as at March 31, 2024. Fair values are determined using external counterparty information, which is compared to observable market data. The Company limits our credit risk by executing counterparty risk procedures which include transacting only with institutions within our syndicated credit facility or companies with high credit ratings, and by obtaining financial security in certain circumstances.

	Notional Volume	Remaining Term	Price	Fair value (millions)
Oil
WCS Differential	750 bbl/d	April 2024 - June 2024	($18.80)/bbl	$(0.1)
WTI Swap	3,500 bbl/d	April 2024	$109.84/bbl	(0.2)
WTI Collar	500 bbl/d	April 2024	$108.45/bbl - $114.50/bbl	-

AECO
AECO Swap	43,365 mcf/d	April 2024 - October 2024	$2.52/mcf	6.7
AECO Swap	14,929 mcf/d	November 2024 - March 2025	$3.74/mcf	1.3
AECO Collar	4,976 mcf/d	November 2024 - March 2025	$3.43/mcf - $4.11/mcf	0.3

Electricity
Power Swap	144 MWh/d	April - December 2024	$92.83/MWh	(1.2)

Total				$6.8

Refer to the Business Environment section above for a full list of hedges currently outstanding including contracts that were entered into subsequent to March 31, 2024.

Based on commodity prices and contracts in place at March 31, 2024, the Company notes the following sensitivities:

•
a $1.00 change in the price per barrel of liquids would change pre-tax unrealized risk management by $0.2 million;
•
a $0.10 change in the price per mcf of natural gas would change pre-tax unrealized risk management by $1.2 million; and
•
a $1.00 change in the price per MWh of electricity would change pre-tax unrealized risk management by $0.1 million.

The components of risk management within Income on the Consolidated Statements of Income are as follows:

	Three months ended March 31
(millions)	2024	2023
Realized
Settlement of natural gas contracts gain	$3.8	$2.6
Total realized risk management gain	$3.8	$2.6

Unrealized
Oil contracts loss	$(0.3)	$(0.1)
Natural gas contracts gain (loss)	(4.0)	5.1
Total unrealized risk management gain (loss)	(4.3)	5.0
Risk management gain (loss)	$(0.5)	$7.6

OBSIDIAN ENERGY FIRST QUARTER 2024	MANAGEMENT’S DISCUSSION AND ANALYSIS 12

The components of risk management within Expenses on the Consolidated Statements of Income are as follows:

	Three months ended March 31
(millions)	2024	2023
Realized
Settlement of electricity contracts gain	$0.1	$-
Total realized risk management gain	$0.1	$-

Unrealized
Electricity contracts loss	$(0.7)	$-
Total unrealized risk management loss	(0.7)	-
Risk management loss	$(0.6)	$-

Sensitivity Analysis

Estimated sensitivities to selected key assumptions on funds flow from operations for the 12 months subsequent to the date of this MD&A, including risk management contracts entered into to date, are based on forecasted results.

	Impact on funds flow from operations (1)
Change of:	Change	$ millions	$/share
WTI - Price per barrel of liquids	WTI US$1.00	11.2	0.15
WCS - Price per barrel of liquids	WCS US$1.00	5.0	0.07
Liquids production	1,000 bbl/day	26.9	0.35
Price per mcf of natural gas	AECO $0.10	1.0	0.01
Natural gas production	1 mmcf/day	0.7	0.01
Effective interest rate	1%	1.4	0.02
Exchange rate ($US per $CAD)	$0.01	6.6	0.09

(1) Non-GAAP financial measure or non-GAAP financial ratio. See “Non-GAAP and Other Financial Measures”.

Contractual Obligations and Commitments

Obsidian Energy is committed to certain payments over the next five calendar years and thereafter as follows:

	2024	2025	2026	2027	2028	Thereafter	Total
Long-term debt (1)	$-	$167.5	$-	$114.2	$-	$-	$281.7
Transportation	7.4	7.6	6.1	4.6	3.7	7.8	37.2
Interest obligations	17.5	19.5	13.6	13.7	-	-	64.3
Office lease (existing)	7.5	0.8	-	-	-	-	8.3
Lease liability (2)	1.4	2.0	1.6	1.3	0.7	4.7	11.7
Decommissioning liability (3)	13.3	21.8	20.2	18.7	17.4	75.6	167.0
Total	$47.1	$219.2	$41.5	$152.5	$21.8	$88.1	$570.2

(1)
The 2025 figure includes our syndicated credit facility which had a term-out date of May 2025 at March 31, 2024. Subsequent to March 31, 2024, the Company completed our semi-annual borrowing base redetermination and the term-out date was extended to May 2026. The 2027 figure includes our senior unsecured notes due in July 2027. Refer to the Financing section above for further details. Historically, the Company has successfully renewed our syndicated credit facility.
(2)
Includes the Company's new office lease beginning in 2025.
(3)
These amounts represent the inflated, discounted future reclamation and abandonment costs that are expected to be incurred over the life of the Company’s properties.

OBSIDIAN ENERGY FIRST QUARTER 2024	MANAGEMENT’S DISCUSSION AND ANALYSIS 13

At March 31, 2024, the Company had an aggregate of $114.2 million in senior unsecured notes maturing in July 2027 and the revolving period of our syndicated credit facility was May 31, 2024, with a term out period to May 31, 2025. Subsequent to March 31, 2024, the Company completed our semi-annual borrowing base redetermination which resulted in the revolving period and maturity dates under the syndicated credit facility extended to May 31, 2025 and May 31, 2026, respectively. In the future, if the Company is unsuccessful in renewing or replacing the syndicated credit facility or obtaining alternate funding for some or all of the maturing amounts of the senior unsecured notes, it is possible that we could be required to seek other sources of financing, including other forms of debt or equity arrangements if available. Please see the Financing section of this MD&A for further details regarding our outstanding debt instruments.

The Company is involved in various litigation and claims in the normal course of business and records provisions for claims as required.

Equity Instruments

Common shares issued:
As at March 31, 2024	76,715,491
Issuance under Stock option plan	96,474
Repurchase and cancellation of common shares	(225,000)
As at May 1, 2024	76,586,965

Options outstanding:
As at March 31, 2024	2,631,699
Exercised	(96,474)
As at May 1, 2024	2,535,225

RSUs outstanding:
As at March 31, 2024	1,624,683
Granted	3,360
Vested	(5,302)
Forfeited	(5,176)
As at May 1, 2024	1,617,565

OBSIDIAN ENERGY FIRST QUARTER 2024	MANAGEMENT’S DISCUSSION AND ANALYSIS 14

Supplemental Production Disclosure

Outlined below is production by product type for each area and in total for the three months ended March 31, 2024 and 2023.

	Three months ended March 31
Daily production (boe/d)	2024	2023
Cardium
Light oil (bbl/d)	11,285	11,992
Heavy oil (bbl/d)	47	22
NGLs (bbl/d)	2,684	2,600
Natural gas (mmcf/d)	60	59
Total production (boe/d)	24,058	24,496

Peace River
Light oil (bbl/d)	-	-
Heavy oil (bbl/d)	6,565	6,077
NGLs (bbl/d)	14	10
Natural gas (mmcf/d)	4	5
Total production (boe/d)	7,287	6,885

Viking
Light oil (bbl/d)	1,715	668
Heavy oil (bbl/d)	94	99
NGLs (bbl/d)	60	38
Natural gas (mmcf/d)	4	3
Total production (boe/d)	2,505	1,267

Legacy
Light oil (bbl/d)	79	149
Heavy oil (bbl/d)	42	43
NGLs (bbl/d)	25	30
Natural gas (mmcf/d)	2	2
Total production (boe/d)	388	505

Total
Light oil (bbl/d)	13,079	12,809
Heavy oil (bbl/d)	6,748	6,241
NGLs (bbl/d)	2,783	2,678
Natural gas (mmcf/d)	70	69
Total production (boe/d)	34,238	33,153

OBSIDIAN ENERGY FIRST QUARTER 2024	MANAGEMENT’S DISCUSSION AND ANALYSIS 15

Reconciliation of Cash flow from Operating Activities to Funds flow from Operations

	Mar. 31	Dec. 31	Sep. 30	Jun. 30	Mar. 31	Dec. 31	Sep. 30	Jun. 30
Three months ended	2024	2023	2023	2023	2023	2022	2022	2022
Cash flow from operating activities	$58.7	$117.7	$95.3	$67.1	$72.6	$126.5	$121.4	$125.0
Change in non-cash working capital	13.4	(30.3)	(3.6)	13.7	6.6	(20.9)	(21.9)	26.0
Decommissioning expenditures	10.1	7.7	5.3	4.9	8.7	3.0	3.5	3.8
Onerous office lease settlements	2.3	2.3	2.2	2.2	2.3	2.3	2.3	2.3
Settlement of restricted share units	-	0.1	0.1	-	4.6	-	-	-
Deferred financing costs	(0.6)	(0.6)	(0.6)	(0.6)	(0.5)	(0.4)	(0.7)	(0.7)
Other expenses (1)	0.5	0.1	0.2	0.1	-	-	-	0.6
Funds flow from operations	$84.4	$97.0	$98.9	$87.4	$94.3	$110.5	$104.6	$157.0

(1)
Excludes the non-cash portion of restructuring and other expenses.

Changes in Internal Control Over Financial Reporting (“ICFR”)

Obsidian Energy’s senior management has evaluated whether there were any changes in the Company's ICFR that occurred during the period beginning on January 1, 2024 and ending on March 31, 2024 that have materially affected, or are reasonably likely to materially affect, the Company's ICFR. No changes to the Company’s ICFR were made during the quarter.

Off-Balance-Sheet Financing

Obsidian Energy has off-balance-sheet financing arrangements consisting of operating leases. The operating lease payments are summarized in the Contractual Obligations and Commitments section.

Non-GAAP and Other Financial Measures

Throughout this MD&A and in other materials disclosed by the Company, we employ certain measures to analyze financial performance, financial position, and cash flow. These non-GAAP and other financial measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures provided by other issuers. The non-GAAP and other financial measures should not be considered to be more meaningful than GAAP measures which are determined in accordance with IFRS, such as net income and cash flow from operating activities, as indicators of our performance.

Non-GAAP Financial Measures

“Free cash flow” is funds flow from operations less both capital and decommissioning expenditures and the Company believes it is a useful measure to determine and indicate the funding available to Obsidian Energy for investing and financing activities, including the repayment of debt, reallocation to existing areas of operation, deployment into new ventures and return of capital to shareholders. See “Cash flow from Operating Activities, Funds Flow from Operations and Free Cash Flow” above for a reconciliation of free cash flow to cash flow from operating activities, being our nearest measure prescribed by IFRS.

“Funds flow from operations” is cash flow from operating activities before changes in non-cash working capital, decommissioning expenditures, onerous office lease settlements, settlement of RSUs, the effects of financing related transactions from foreign exchange contracts and debt repayments, restructuring charges, transaction costs and certain other expenses and is representative of cash related to continuing operations. Funds flow from operations is used to assess the Company’s ability to fund our planned capital programs. See “Cash flow from Operating Activities, Funds Flow from Operations and Free Cash Flow” and "Reconciliation of Cash flow from operating activities to Funds flow from operations" above for reconciliations of funds flow from operations to cash flow from operating activities, being our nearest measure prescribed by IFRS.

OBSIDIAN ENERGY FIRST QUARTER 2024	MANAGEMENT’S DISCUSSION AND ANALYSIS 16

“Gross revenues” are production revenues including realized risk management gains and losses on commodity contracts and adjusted for commodities purchased from third parties and sales of commodities purchased from third parties and is used to assess the cash realizations on commodity sales. See “Results of Operations – Production Revenues” above for a reconciliation of gross revenues to production revenues, being our nearest measure prescribed by IFRS.

"Sales” are production revenues plus sales of commodities purchased from third parties less commodities purchased from third parties and is used to assess the cash realizations on commodity sales before realized risk management gains and losses. See “Results of Operations – Production Revenues” above for a reconciliation of sales to production revenues, being our nearest measure prescribed by IFRS.

“Net debt” is the total of long-term debt and working capital deficiency and is used by the Company to assess our liquidity. See “Liquidity and Capital Resources – Net Debt” above for a reconciliation of net debt to long-term debt, being our nearest measure prescribed by IFRS.

“Net operating costs” are calculated by deducting processing income, road use recoveries and realized gains and losses on power risk management contracts from operating costs and is used to assess the Company’s cost position. Processing fees are primarily generated by processing third party volumes at the Company’s facilities. In situations where the Company has excess capacity at a facility, it may agree with third parties to process their volumes to reduce the cost of operating/owning the facility. Road use recoveries are a cost recovery for the Company as we operate and maintain roads that are also used by third parties. Realized gains and losses on power risk management contracts occur upon settlement of our contracts. See “Results of Operations – Expenses – Operating” above for a reconciliation of net operating costs to operating costs, being our nearest measure prescribed by IFRS.

“Netback” is production revenues plus sales of commodities purchased from third parties less commodities purchased from third parties (sales), less royalties, net operating costs, transportation expenses and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects. See "Results of Operations – Netbacks" above for a reconciliation of netbacks to sales and "Results of Operations – Production Revenues" above for a reconciliation of sales to production revenues being our nearest measure prescribed by IFRS.

Non-GAAP Financial Ratios

“Funds flow from operations – basic per share” is comprised of funds flow from operations divided by basic weighted average common shares outstanding. Funds flow from operations is a non-GAAP financial measure. See “Cash flow from Operating Activities, Funds Flow from Operations and Free Cash Flow” and “Reconciliation of Cash flow from operating activities to Funds flow from operations” above.

“Funds flow from operations – diluted per share” is comprised of funds flow from operations divided by diluted weighted average common shares outstanding. Funds flow from operations is a non-GAAP financial measure. See “Cash flow from Operating Activities, Funds Flow from Operations and Free Cash Flow” and “Reconciliation of Cash flow from operating activities to Funds flow from operations” above.

“Net operating costs per bbl”, “Net operating costs per mcf” and “Net operating costs per boe” are net operating costs divided by weighted average daily production on a per bbl, per mcf or per boe basis, as applicable. Net operating costs is a non-GAAP financial measure. See “Results of Operations – Expenses – Operating" above.

“Netback per bbl”, “Netback per mcf” and “Netback per boe” are netbacks divided by weighted average daily production on a per bbl, per mcf or per boe basis, as applicable. Management believes that netback per boe is a key industry performance measure of operational efficiency and provides investors with information that is also commonly presented by other oil and natural gas producers. Netback is a non-GAAP financial measure. See “Results of Operations – Netbacks” above.

OBSIDIAN ENERGY FIRST QUARTER 2024	MANAGEMENT’S DISCUSSION AND ANALYSIS 17

Supplementary Financial Measures

Average sales prices for light oil, heavy oil, NGLs, total liquids and natural gas are supplementary financial measures calculated by dividing each of these components of production revenues by their respective production volumes for the periods.

“Cash flow from operating activities – basic per share” is comprised of cash flow from operating activities, as determined in accordance with IFRS, divided by basic weighted average common shares outstanding.

“Cash flow from operating activities – diluted per share" is comprised of cash flow from operating activities, as determined in accordance with IFRS, divided by diluted weighted average common shares outstanding.

"G&A gross – per boe" is comprised of general and administrative expenses on a gross basis, as determined in accordance with IFRS, divided by boe for the period.

"G&A net – per boe" is comprised of general and administrative expenses on a net basis, as determined in accordance with IFRS, divided by boe for the period.

Oil and Natural Gas Information

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Abbreviations

Oil		Natural Gas
bbl	barrel or barrels	mcf	thousand cubic feet
bbl/d	barrels per day	mcf/d	thousand cubic feet per day
boe	barrel of oil equivalent	mmcf	million cubic feet
boe/d	barrels of oil equivalent per day	mmcf/d	million cubic feet per day
MSW	Mixed Sweet Blend	mmbtu	Million British thermal unit
WTI	West Texas Intermediate	AECO	Alberta benchmark price for natural gas
WCS	Western Canadian Select	NGL	natural gas liquids
		LNG	liquefied natural gas
		NYMEX	New York Mercantile Exchange price for natural gas

References to Q1, Q2, Q3 and Q4 are to the three-month periods ended March 31, June 30, September 30 and December 31, respectively.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our three-year growth plan will expected production, development locations and formations, use of free cash flow and when we expect certain assets to become self-sustaining, based on certain pricing assumptions; our expectations for Bluesky and Clearwater production; our expectations for Peace River production growth and per share metrics, with potential options to return capital to shareholders and/or further reduce debt levels; our commitment to ESG matters and expected decommissioning expenditures in 2024; our hedges; our expectations in connection with taxable profits; the terms and conditions under our syndicated credit facility and senior unsecured notes; our expectations in connection with compliance with environmental legislation; that we are dedicated to managing our ESG initiatives to manage the environmental impact from our operations through the environmental programs which include resource conservation, water management and site abandonment / reclamation / remediation; how we plan to manage our debt portfolio; all information disclosed under "Sensitivity Analysis; our future payment obligations

OBSIDIAN ENERGY FIRST QUARTER 2024	MANAGEMENT’S DISCUSSION AND ANALYSIS 18

as disclosed under "Contractual Obligations and Commitments"; that management contemplates both operating and financial risks and takes action as appropriate to limit the Company’s exposure to certain risks and that management maintains close relationships with the Company's lenders and agents to monitor credit market developments, and these actions and plans aim to increase the likelihood of maintaining the Company's financial flexibility and capital program.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: that the Company does not dispose of or acquire material producing properties or royalties or other interests therein; that regional and/or global health related events will not have any adverse impact on energy demand and commodity prices in the future; that the Company's operations and production will not be disrupted by circumstances attributable to the COVID-19 pandemic and the responses of governments and the public to any resurgence of the pandemic; global energy policies going forward, including the continued ability and willingness of members of OPEC and other nations to agree on and adhere to production quotas from time to time; our ability to qualify for (or continue to qualify for) new or existing government programs, and obtain financial assistance therefrom, and the impact of those programs on our financial condition; our ability to execute our plans as described herein and in our other disclosure documents, including our three-year growth plan, and the impact that the successful execution of such plans will have on our Company and our stakeholders, including our ability to return capital to shareholders and/or further reduce debt levels; future capital expenditure and decommissioning expenditure levels; expectations and assumptions concerning applicable laws and regulations, including with respect to environmental, safety and tax matters; future operating costs and G&A costs and the impact of inflation thereon; future oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future hedging activities; future oil, natural gas liquids and natural gas production levels; future exchange rates, interest rates and inflation rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including extreme weather events such as wild fires, flooding and drought, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability (if necessary) to extend the revolving period and term out period of our credit facility, our ability to maintain the existing borrowing base under our credit facility, our ability (if necessary) to replace our syndicated bank facility and our ability (if necessary) to finance the repayment of our senior unsecured notes on maturity or pursuant to the terms of the underlying agreement; the accuracy of our estimated reserve volumes; and our ability to add production and reserves through our development and exploitation activities.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we change our budgets (including our capital expenditure budgets) in response to internal and external factors, including those described herein; the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full (including our three-year growth plan), and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize (such as our inability to return capital to shareholders and/or reduce debt levels to the extent anticipated or at all); the possibility that the Company ceases to qualify for, or does not qualify for, one or more existing or new government assistance programs, that the impact of such programs falls below our expectations, that the benefits under one or more of such programs is decreased, or that one or more of such programs is discontinued; the impact on energy demand and commodity prices of regional and/or global health related events, including any resurgence of the COVID-19 pandemic, and the responses of governments and the public thereto, including the risk that the amount of energy demand destruction and/or the length of the decreased demand exceeds our expectations; the risk that there is another significant decrease in the valuation of oil and natural gas companies and their securities and in confidence in the oil and natural gas industry generally, whether caused by a resurgence of the COVID-19

OBSIDIAN ENERGY FIRST QUARTER 2024	MANAGEMENT’S DISCUSSION AND ANALYSIS 19

pandemic or other regional and/or global pandemic, the worldwide transition towards less reliance on fossil fuels and/or other factors; the risk that the financial capacity of the Company's contractual counterparties is adversely affected and potentially their ability to perform their contractual obligations; the possibility that the revolving period and/or term out period of our credit facility and the maturity date of our senior unsecured notes is not extended (if necessary), that the borrowing base under our credit facility is reduced, that the Company is unable to renew or refinance our credit facilities on acceptable terms or at all and/or finance the repayment of our senior unsecured notes when they mature on acceptable terms or at all and/or obtain new debt and/or equity financing to replace our credit facilities and/or senior unsecured notes or to fund other activities; the possibility that we are unable to complete one or more Repurchase Offers when otherwise required to do so; the possibility that we are forced to shut-in production, whether due to commodity prices decreasing, extreme weather events such as the wild fires experienced in Alberta in Q2 2023, inability to access our properties due to blockades or other activism, or other factors; the risk that OPEC and other nations fail to agree on and/or adhere to production quotas from time to time that are sufficient to balance supply and demand fundamentals for oil; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of oil, natural gas liquids and natural gas, price differentials for oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange, including the impact of the Canadian/U.S. dollar exchange rate on our revenues and expenses; fluctuations in interest rates, including the effects of increased interest rates on our borrowing costs and on economic activity, and including the risk that higher interest rates cause or contribute to the onset of a recession; the risk that our costs increase significantly due to ongoing high levels of inflation, supply chain disruptions, scarcity of labour and/or other factors, adversely affecting our profitability; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires, flooding and droughts (which could limit our access to the water we require for our operations)); the risk that wars and other armed conflicts adversely affect world economies and the demand for oil and natural gas, including the ongoing war between Russian and Ukraine and/or hostilities in the Middle East; the possibility that fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to hydrocarbons, government mandates requiring the sale of electric vehicles and/or electrification of the power grid, and technological advances in fuel economy and renewable energy generation systems could permanently reduce the demand for oil and natural gas and/or permanently impair the Company's ability to obtain financing and/or insurance on acceptable terms or at all, and the possibility that some or all of these risks are heightened as a result of the response of governments, financial institutions and consumers to a regional and/or global pandemic and/or the influence of public opinion and/or special interest groups; and the other factors described under "Risk Factors" in our Annual Information Form and described in our public filings, available in Canada at www.sedarplus.ca and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, the Company does not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Additional Information

Additional information relating to Obsidian Energy, including Obsidian Energy’s Annual Information Form, is available on the Company’s website at www.obsidianenergy.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

OBSIDIAN ENERGY FIRST QUARTER 2024	MANAGEMENT’S DISCUSSION AND ANALYSIS 20